Exhibit 99.1

Grab Reports Third Quarter 2024 Results
•Revenue grew 17% year-over-year, or 20% on a constant currency basis to $716 million
•On-Demand GMV grew 15% year-over-year, or 18% on a constant currency basis to $4.7 billion
•Profit for the quarter was positive at $15 million
•Adjusted EBITDA improved by $62 million year-over-year to an all-time high of $90 million
•Operating Cash Flow of $338 million in the third quarter, and Adjusted Free Cash Flow of $76 million on a trailing 12-month basis

SINGAPORE, November 12, 2024 - Grab Holdings Limited (NASDAQ: GRAB) today announced unaudited financial results for the third quarter ended September 30, 2024.

"Third quarter 2024 was a strong quarter for us as investments we made across the business drove an acceleration of our On-Demand GMV growth. We are serving more users than ever before, with 42 million Monthly Transacting Users on our platform,” said Anthony Tan, Group Chief Executive Officer and Co-Founder of Grab. "We remain bullish on the long-term growth outlook of Southeast Asia, and are firing on all cylinders to capture the strong user demand trends, improve income opportunities for our ecosystem partners, and drive tech-led innovations to enhance the efficiency of our marketplace.”

“We delivered our eleventh consecutive quarter of Adjusted EBITDA improvement, our second positive Profit for the quarter, and the highest quarterly Adjusted Free Cash Flow to date for the business,” said Peter Oey, Chief Financial Officer of Grab. “With the strong momentum we are seeing across the business heading into the end of the year, we expect to deliver sequential On-Demand GMV growth in the fourth quarter and are raising our full year 2024 Group Revenue and Group Adjusted EBITDA outlook.”

Group Third Quarter 2024 Key Operational and Financial Highlights

($ in millions, unless otherwise stated)	Q3 2024	Q3 2023	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency3)
Operating metrics:
On-Demand GMV[1]	4,659	4,063	15%	18%
Group MTUs (millions of users)	41.9	36.0	16%
On-Demand MTUs (millions of users)	37.7	31.7	19%
On-Demand GMV per MTU ($)	124	128	(3)%	0%
Partner incentives	187	165	14%
Consumer incentives	275	216	27%
Loan portfolio[2]	498	275	81%

Financial measures:
Revenue	716	615	17%	20%
Operating loss	(38)	(93)	59%
Profit/(Loss) for the period	15	(99)	NM
Total Segment Adjusted EBITDA	178	125	42%
Adjusted EBITDA	90	28	224%
Net cash from operating activities (Operating Cash Flow)	338	322	5%
Adjusted Free Cash Flow	138	(6)	NM

•Revenue grew 17% year-over-year (“YoY”) to $716 million in the third quarter of 2024, or 20% on a constant currency basis3, driven by revenue growth across all segments.

•On-Demand GMV grew 15% YoY, or 18% YoY on a constant currency basis, underpinned by 19% YoY growth in On-Demand MTUs and 22% increase in On-Demand transactions.

•Total incentives were $462 million in the third quarter of 2024, while On-Demand incentives as a proportion of On-Demand GMV declined on a quarter-over-quarter (“QoQ”) basis to 9.8% versus 10.1% in the second quarter of 2024 as we optimized incentive spend that was used to support product launches.

•Operating loss in the third quarter was $38 million, representing an improvement of $55 million YoY, primarily attributable to increases in revenue.

1 We consider the Mobility and Deliveries segments to represent our On-Demand businesses. On-Demand GMV is defined as the sum of Mobility and Deliveries GMV.
2 The total of current and non-current loan receivables in the financial services segment, net of expected credit loss allowances.
3 We calculate constant currency by translating our current period financial results using the corresponding prior period’s monthly exchange rates for our transacted currencies other than the U.S. dollar.

•Profit for the quarter was $15 million, an improvement of $114 million YoY, primarily due to improvements in Group Adjusted EBITDA, an increase in net finance income, and lower share-based compensation expenses. This was partially offset by an increase in other expenses and income tax expenses. Share-based compensation expenses for the quarter were $53 million.

•Group Adjusted EBITDA was $90 million for the quarter, an improvement of $62 million YoY compared to $28 million in the prior year period, attributed to On-Demand GMV and revenue growth, improving profitability on a Segment Adjusted EBITDA basis, and lower regional corporate costs4.

•Regional corporate costs4 for the quarter were $88 million, compared to $97 million in the same period in 2023. We remain focused on driving cost efficiencies across our organization, with staff costs within regional corporate costs declining 14% YoY.

•Cash liquidity5 totaled $6.1 billion at the end of the third quarter, compared to $5.6 billion at the end of the prior quarter, with a substantial portion of the cash inflow attributed to the growth in deposits from customers in the banking business, which increased to over $1 billion from $730 million from the prior quarter. Our net cash liquidity6 was $5.8 billion at the end of the third quarter, compared to $5.3 billion at the end of the prior quarter.

•During the third quarter, pursuant to our $500 million share repurchase program, we repurchased an additional 17.7 million shares with an aggregate principal amount of $58.2 million. Cumulatively, we have repurchased and retired 57 million shares with the aggregate principal amount of $189 million as of 30 September 2024.

•Net cash from operating activities was $338 million in the third quarter of 2024, an improvement of $17 million YoY, mainly driven by an increase in deposits from customers in the banking business and an improvement in profit before income tax. Adjusted Free Cash Flow was positive at $138 million in the third quarter of 2024, improving by $144 million YoY. On a trailing 12-month basis, Adjusted Free Cash Flow was $76 million, improving by $348 million YoY.

4 Regional corporate costs are costs that are not attributed to any of the business segments, including certain cost of revenue, research and development expenses, general and administrative expenses and marketing expenses. These regional costs of revenue include cloud computing costs. These regional research and development expenses also include mapping and payment technologies and support and development of the internal technology infrastructure. These general and administrative expenses also include certain shared costs such as finance, accounting, tax, human resources, technology and legal costs. Regional corporate costs exclude share-based compensation expenses and capitalized software costs.
5 Cash liquidity includes cash on hand, time deposits, marketable securities and restricted cash.
6 Net cash liquidity includes cash liquidity less loans and borrowings.

Business Outlook

Financial Measure	Guidance
FY 2024
Revenue	$2.76 billion - $2.78 billion 17% - 18% YoY (Previous: $2.70 billion - $2.75 billion 14% - 17% YoY)
Adjusted EBITDA	$308 million - $313 million (Previous: $250 million - $270 million)
Adjusted Free Cash Flow	Positive for the full year 2024 (Unchanged)

The guidance represents our expectations as of the date of this press release, and may be subject to change.

Segment Financial and Operational Highlights

Deliveries

($ in millions, unless otherwise stated)	Q3 2024	Q3 2023	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency)
Operating metrics:
GMV	2,965	2,656	12%	16%

Financial measures:
Revenue	380	335	13%	16%
Segment Adjusted EBITDA	55	34	60%

•Deliveries revenue grew 13% YoY, or 16% YoY on a constant currency basis, to $380 million in the third quarter from $335 million in the prior year period, amid strong GMV growth.

•Deliveries GMV grew 12% YoY, or 16% YoY on a constant currency basis, to $2,965 million in the third quarter of 2024. This represents a growth reacceleration compared to the second quarter, driven by increases in transaction volumes and Deliveries MTUs.

•Deliveries segment adjusted EBITDA as a percentage of GMV was 1.8% in the third quarter of 2024, compared to 1.3% in the third quarter of 2023, primarily driven by improved monetization of our Food business and increased contributions from Advertising. Notably, Advertising revenue as a proportion of Deliveries GMV increased to 1.6% in the third quarter from 1.1% in the prior year period.

•Saver Deliveries, which has seen adoption increasing to 32% of Deliveries transactions7 in the third quarter from 14% in the prior year period, continues to drive greater cost efficiencies. During the quarter, 6 in 10 Saver Deliveries transactions were batched.

•Saver Deliveries also continues to be an important strategic initiative to increase user engagement. Saver Deliveries users saw average transaction frequency increase 12% in the 6 months post-Saver adoption, relative to their 6-month average transaction frequency prior to Saver adoption.
7 Includes completed food and groceries transactions.

Mobility

($ in millions, unless otherwise stated)	Q3 2024	Q3 2023	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency)
Operating metrics:
GMV	1,694	1,407	20%	24%

Financial measures:
Revenue	271	231	17%	20%
Segment Adjusted EBITDA	149	127	18%

•Mobility revenues continued to grow strongly, rising 17% YoY or 20% YoY on a constant currency basis in the third quarter of 2024, driven by GMV growth.

•Mobility GMV increased 20% YoY, or 24% YoY on a constant currency basis, to $1,694 million during the quarter. The strong growth was driven by Mobility MTUs which grew 23% YoY and average Mobility transactions per MTU which increased 7% YoY.

•Mobility segment adjusted EBITDA as a percentage of Mobility GMV was 8.8% in the third quarter of 2024, expanding by 62 basis points QoQ. The sequential improvement was driven by increased contributions from our High Value Mobility rides8, where GMV from High Value Mobility rides increased 30% YoY.

•During the quarter, total monthly active driver supply grew 13% YoY to largely recover to pre-COVID levels, while quarterly driver-partner retention rates remained stable at 90%. Our continued efforts to improve driver supply resulted in the proportion of surged9 Mobility rides being reduced by 12 percentage points YoY.

8 Includes Advance Booking, Premium Fleets, and Paid Priority Mobility services.
9 Surged Mobility rides are defined as completed rides where demand exceeds supply in a specified region and/or where pricing regulations adherence is required.

Financial Services

($ in millions, unless otherwise stated)	Q3 2024	Q3 2023	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency)
Operating metrics:
Loan portfolio	498	275	81%

Financial measures:
Revenue	64	48	34%	38%
Segment Adjusted EBITDA	(26)	(36)	27%

•Revenue for Financial Services grew 34% YoY, or 38% YoY on a constant currency basis, to $64 million in the third quarter of 2024. The YoY growth was driven by increased contributions from GrabFin’s lending business, new contributions from our digital bank, and optimization of payment incentives.

•Segment adjusted EBITDA for the quarter improved by 27% YoY to negative $26 million, attributed to growth and monetization of our lending products that drove higher revenues and margins, along with reductions in overhead expenses.

•We continued to focus on lending to our ecosystem partners through GrabFin and our digital bank, with total loans disbursed growing by 38% YoY and 13% QoQ to $567 million during the quarter. Our total loan portfolio outstanding at the end of the third quarter grew 81% YoY to $498 million from $275 million in the prior year period.

•Customer deposits in our digital bank business tripled to reach $1.1 billion as of the end of the third quarter from $362 million as of the end of the same period last year, and grew 50% QoQ from $730 million as of the end of the prior quarter. The strong growth was mainly driven by an increased number of deposit customers across our digital banks, and the launch of Boost Pocket in GXS Bank, a term deposit product that boosts the interest rate that customers can earn on their savings.

Others

($ in millions, unless otherwise stated)	Q3 2024	Q3 2023	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency)
Financial measures:
Revenue	1	*	NM	NM
Segment Adjusted EBITDA	*	*	7%

* Amount less than $1 million

•Revenue for Others was $1 million in the third quarter of 2024 while Segment Adjusted EBITDA grew 7% YoY to $0.4 million.

About Grab

Grab is a leading superapp in Southeast Asia, operating across the deliveries, mobility and digital financial services sectors. Serving over 700 cities in eight Southeast Asian countries – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam – Grab enables millions of people everyday to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance, all through a single app. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone. Grab strives to serve a triple bottom line – we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.

We use our website as a means of disclosing material non-public information. Such disclosures will be included on our website in the “Investor Relations'' section or at investors.grab.com. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this document and is not incorporated by reference herein.

Forward-Looking Statements

This document and the announced investor webcast contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document and the webcast, including but not limited to, statements about Grab’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of Grab, and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of currency exchange fluctuations and inflation; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2023, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

Unaudited Financial Information

Grab’s unaudited selected financial data for the three months and nine months ended September 30, 2024 and 2023 included in this document and the investor webcast is based on financial data derived from Grab’s management accounts that have not been reviewed or audited.

Certain amounts and percentages that appear in this document may not sum due to rounding.

Non-IFRS Financial Measures

This document and the investor webcast include references to non-IFRS financial measures, which include: Adjusted EBITDA, Segment Adjusted EBITDA, Segment Adjusted EBITDA margin, Total Segment Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Free Cash Flow. Grab uses Adjusted EBITDA, Segment Adjusted EBITDA, Segment Adjusted EBITDA margin, Total Segment Adjusted EBITDA, and Adjusted EBITDA margin for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Grab’s management believes that these non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of its recurring core business operating results. For example, Grab’s management uses Total Segment Adjusted EBITDA as a useful indicator of the economics of Grab’s business segments, as it does not include regional corporate costs. Adjusted Free Cash Flow excludes the effects of the movement in working capital for our lending and digital banking deposit activities. Grab uses Adjusted Free Cash Flow to monitor business performance and assess its cash flow activity other than its lending and digital banking deposit activities, and Grab’s management believes that the additional disclosure serves as a useful indicator for comparison with the cash flow reporting of certain of its peers.

However, there are a number of limitations related to the use of non-IFRS financial measures, and as such, the presentation of these non-IFRS financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. In addition, these non-IFRS financial measures may differ from non-IFRS financial measures with comparable names used by other companies. See below for additional explanations about the non-IFRS financial measures, including their definitions and a reconciliation of these measures to the most directly comparable IFRS financial measures. With regard to forward-looking non-IFRS guidance and targets provided in this document and the investor webcast, Grab is unable to provide a reconciliation of these forward-looking non-IFRS measures to the most directly comparable IFRS measures without unreasonable efforts because the information needed to reconcile these measures is dependent on future events, many of which Grab is unable to control or predict.

Explanation of non-IFRS financial measures:

•Adjusted EBITDA is a non-IFRS financial measure calculated as profit (loss) for the period adjusted to exclude: (i) net interest income (expenses), (ii) net other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) foreign exchange gain (loss), (viii) impairment losses on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs, (xi) legal, tax and regulatory settlement provisions and (xii) share listing and associated expenses. Starting from January 2024, realized foreign exchange gain (loss) is additionally excluded from Adjusted EBITDA (as compared to only unrealized foreign exchange gain (loss) in previous reports). Grab’s management believes that this change enhances the comparison of Grab with certain of its peers. Adjusted EBITDA for all periods presented in this earnings release reflect this new definition of Adjusted EBITDA.

•Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.
•Segment Adjusted EBITDA margin is a non-IFRS financial measure, calculated as Segment Adjusted EBITDA divided by Gross Merchandise Value. For Financial Services and Others, Segment Adjusted EBITDA margin is calculated as Segment Adjusted EBITDA divided by Revenue.
•Total Segment Adjusted EBITDA is a non-IFRS financial measure, representing the sum of Adjusted EBITDA of our four business segments.
•Adjusted EBITDA margin is a non-IFRS financial measure calculated as Adjusted EBITDA divided by Revenue.
•Adjusted Free Cash Flow is a non-IFRS financial measure, defined as net cash flows from operating activities less capital expenditures, excluding changes in working capital related to loans and advances to customers, and deposits from the digital banking business.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
($ in millions, unless otherwise stated)	$	$	$	$
Profit/(Loss) for the period	15	(99)	(169)	(496)
Income tax expense	32	16	63	22
Share of loss of equity-accounted investees (net of tax)	2	4	5	7
Net finance income (including foreign exchange (gain) loss)	(87)	(14)	(69)	(7)
Operating loss	(38)	(93)	(170)	(474)
Net other expenses	33	8	29	10
Depreciation and amortization	36	37	111	108
Share-based compensation expenses	53	70	230	238
Impairment losses on goodwill and non-financial assets	-	*	-	1
Restructuring costs	3	1	6	52
Legal, tax and regulatory settlement provisions	3	5	10	8
Adjusted EBITDA	90	28	216	(57)
Regional corporate costs	88	97	263	298
Total Segment Adjusted EBITDA	178	125	479	241

Segment Adjusted EBITDA
Deliveries	55	34	139	25
Mobility	149	127	416	338
Financial services	(26)	(36)	(78)	(121)
Others	*	*	2	(1)
Total Segment Adjusted EBITDA	178	125	479	241

* Amount less than $1 million

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
($ in millions, unless otherwise stated)	$	$	$	$
Net cash from operating activities	338	322	599	112
Less: Capital expenditures	(46)	(47)	(95)	(107)
Free Cash Flow	292	275	504	5

Changes in:
- Loan receivables in the financial services segment	114	53	206	119
- Deposits from customers in the banking business	(268)	(334)	(635)	(364)
Adjusted Free Cash Flow	138	(6)	75	(240)

We compare the percent change in our current period results from the corresponding prior period using constant currency. We present constant currency growth rate information to provide a framework for assessing how our underlying GMV and revenue performed excluding the effect of foreign currency rate fluctuations. We calculate constant currency by translating our current period financial results using the corresponding prior period’s monthly exchange rates for our transacted currencies other than the U.S. dollar.

Operating Metrics
Gross Merchandise Value (GMV) is an operating metric representing the sum of the total dollar value of transactions from Grab’s products and services, including any applicable taxes, tips, tolls, surcharges and fees, over the period of measurement. GMV includes sales made through offline stores. GMV is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business. GMV provides useful information to investors as it represents the amount of customer spend that is being directed through Grab’s platform. This metric enables Grab and investors to understand, evaluate and compare the total amount of customer spending that is being directed through its platform over a period of time. Grab presents GMV as a metric to understand and compare, and to enable investors to understand and compare, Grab’s aggregate operating results, which captures significant trends in its business over time.

Monthly Transacting User (MTUs) is defined as the monthly number of unique users who transact via Grab’s apps (including OVO, GXS Bank, GXBank and MoveIt), where transact means to have successfully paid for or utilized any of Grab’s products or services (including lending and offline Jaya Grocer transactions where users record their Jaya Grocer loyalty points on the Grab app). MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. MTUs is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business.

Partner incentives is an operating metric representing the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. For certain delivery offerings where Grab is contractually responsible for delivery services provided to end-users, incentives granted to driver-partners are recognized in cost of revenue.

Consumer incentives is an operating metric representing the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue. Partner incentives and consumer incentives are metrics by which we understand, evaluate and manage our business, and we believe are necessary for investors to understand and evaluate our business. We believe these metrics capture significant trends in our business over time.

Loan portfolio is an operating metric representing the total of current and non-current loan receivables in the financial services segment, net of expected credit loss allowances.

Industry and Market Data
This document may contain information, estimates and other statistical data derived from third party sources , including research, surveys or studies, some of which are preliminary drafts, conducted by third parties, information provided by customers and/or industry or general publications. Such information involves a number of assumptions and limitations due to the nature of the techniques and methodologies used in market research, and as such neither Grab nor the third-party sources can guarantee the accuracy of such information. You are cautioned not to give undue weight to such estimates. Grab has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.

Unaudited Summary of Financial Results

Condensed consolidated statement of profit or loss and other comprehensive income

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
($ in millions, except for share amounts which are reflected in thousands and per share data)	$	$	$	$
Revenue	716	615	2,033	1,706
Cost of revenue	(409)	(375)	(1,191)	(1,122)
Other income	6	6	12	12
Sales and marketing expenses	(82)	(76)	(233)	(209)
General and administrative expenses	(112)	(131)	(368)	(415)
Research and development expenses	(97)	(99)	(317)	(319)
Net impairment losses on financial assets	(19)	(18)	(59)	(51)
Other expenses	(38)	(14)	(41)	(24)
Restructuring costs	(3)	(1)	(6)	(52)
Operating loss	(38)	(93)	(170)	(474)
Finance income	53	54	142	156
Finance costs**	28	(18)	(55)	(81)
Net change in fair value of financial assets and liabilities	6	(22)	(18)	(68)
Net finance income	87	14	69	7
Share of loss of equity-accounted investees (net of tax)	(2)	(4)	(5)	(7)
Profit/(Loss) before income tax	47	(83)	(106)	(474)
Income tax expense	(32)	(16)	(63)	(22)
Profit/(Loss) for the period	15	(99)	(169)	(496)

Items that will not be reclassified to profit or loss:
Defined benefit plan remeasurements	*	1	*	*
Investments and put liabilities at FVOCI – net change in fair value	(3)	(9)	(2)	(15)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences – foreign operations	134	(38)	102	(52)
Other comprehensive income/(loss) for the period, net of tax	131	(46)	100	(67)
Total comprehensive income/(loss) for the period	146	(145)	(69)	(563)
*
Profit/(Loss) attributable to:
Owners of the Company	26	(91)	(131)	(469)
Non-controlling interests	(11)	(8)	(38)	(27)
Profit/(Loss) for the period	15	(99)	(169)	(496)

Total comprehensive income/(loss) attributable to:
Owners of the Company	130	(133)	(54)	(526)
Non-controlling interests	16	(12)	(15)	(37)
Total comprehensive income/(loss) for the period	146	(145)	(69)	(563)

Earnings/(Loss) per share:
Basic	$ 0.01	$ (0.02)	$ (0.03)	$ (0.12)
Diluted	$ 0.01	$ (0.02)	$(0.03)	$ (0.12)

Weighted-average ordinary shares outstanding:
Basic	4,042,521	3,907,945	3,981,108	3,887,446
Diluted	4,251,379	3,907,945	3,981,108	3,887,446

* Amount less than $1 million
** Finance costs include translation gains of foreign currency denominated balance sheet items which result from the appreciation of non-U.S. dollar currencies against the U.S. dollar in the three months ended September 30, 2024.

The number of outstanding Class A and Class B ordinary shares was 3,909 million and 118 million as of September 30, 2024, and 3,800 million and 112 million, respectively, as of September 30, 2023. 269 million and 354 million potentially dilutive outstanding securities were excluded from the computation of diluted loss per ordinary share because their effects would have been antidilutive for the nine months ended September 30, 2024 and 2023 respectively, or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period.

Condensed consolidated statement of financial position

	September 30, 2024	December 31, 2023
($ in millions, unless otherwise stated)	$	$
Non-current assets
Property, plant, and equipment	524	512
Intangible assets and goodwill	943	916
Associates and joint venture	144	102
Deferred tax assets	54	56
Other investments	758	1,188
Loan receivables in the financial services segment	104	54
Deposits, prepayments and other assets	113	196
	2,640	3,024
Current assets
Inventories	56	49
Trade and other receivables	262	196
Deposits, prepayments and other assets	172	208
Loan receivables in the financial services segment	394	272
Other investments	2,769	1,905
Cash and cash equivalents	2,885	3,138
	6,538	5,768
Total assets	9,178	8,792
Equity
Share capital and share premium	23,314	22,669
Reserves	262	544
Accumulated losses	(17,217)	(16,764)
Equity attributable to owners of the Company	6,359	6,449
Non-controlling interests	73	19
Total equity	6,432	6,468

Non-current liabilities
Loans and borrowings	228	668
Provisions	18	18
Other liabilities	49	140
Deferred tax liabilities	26	20
	321	846
Current liabilities
Loans and borrowings	100	125
Provisions	47	39
Trade payables and other liabilities	1,142	925
Deposits from customers in the banking business	1,093	374
Current tax liabilities	43	15
	2,425	1,478
Total liabilities	2,746	2,324
Total equity and liabilities	9,178	8,792

Condensed consolidated statement of cash flows

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
($ in millions, unless otherwise stated)	$	$	$	$
Cash flows from operating activities
Profit/(Loss) before income tax	47	(83)	(106)	(474)
Adjustments for:
Amortization of intangible assets	5	4	18	12
Depreciation of property, plant and equipment	31	33	92	96
Impairment of property, plant and equipment	-	*	-	1
Equity-settled share-based payments	53	70	230	238
Finance costs	(28)	18	55	81
Net change in fair value of financial assets and liabilities	(6)	22	19	68
Net impairment losses on financial assets	19	18	59	51
Finance income	(53)	(54)	(142)	(156)
Gain on disposal of property, plant and equipment	(4)	(4)	(6)	(9)
Restructuring costs	-	1	-	52
Share of loss of equity-accounted investees (net of tax)	2	4	5	7
Change in provisions	10	*	8	*
	76	29	232	(33)
Changes in:
- Inventories	(7)	(2)	(7)	2
- Deposits pledged	(12)	(6)	(11)	(16)
- Trade and other receivables	(38)	3	(101)	23
- Loan receivables in the financial services segment	(114)	(53)	(206)	(119)
- Trade payables and other liabilities	168	23	83	(88)
- Deposits from customers in the banking business	268	334	635	364
Cash from operations	341	328	625	133
Income tax paid	(3)	(6)	(26)	(21)
Net cash from operating activities	338	322	599	112

Cash flows from investing activities
Acquisition of property, plant and equipment	(23)	(23)	(48)	(43)
Purchase of intangible assets	(13)	(8)	(21)	(26)
Proceeds from disposal of property, plant and equipment	11	13	18	27
Acquisition of subsidiary, net of cash acquired	(1)	-	(1)	-
Acquisition of additional interest in associates and joint venture	-	-	(43)	-
Repayment of loan receivable	92	-	92	-
(Acquisition of)/ net proceeds from other investments	(47)	429	(391)	1,633
Interest received	46	57	155	131
Net cash from/ (used in) investing activities	65	468	(239)	1,722

Cash flows from financing activities
Proceeds from share-based payment arrangements	7	7	19	20
Repurchase and retirement of ordinary shares	(58)	-	(189)	-
Proceeds from bank loans	37	38	94	88
Repayment of bank loans	(38)	(50)	(596)	(719)
Payment of lease liabilities	(12)	(10)	(33)	(30)
Acquisition of non-controlling interests without change in control	(60)	-	(60)	(27)
Proceeds from subscription of shares in subsidiaries by non-controlling interests without change in control	-	9	32	10
Deposits pledged	(1)	4	49	2
Interest paid	(4)	(17)	(23)	(64)
Net cash used in financing activities	(129)	(19)	(707)	(720)

Net increase/ (decrease) in cash and cash equivalents	274	771	(347)	1,114
Cash and cash equivalents at beginning of the period	2,447	2,282	3,138	1,952
Effect of exchange rate fluctuations on cash held	164	(35)	94	(48)
Cash and cash equivalents at end of the period	2,885	3,018	2,885	3,018

* Amount less than $1 million

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Source: Grab Holdings Limited